June 2, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Era Anagnosti, Legal Branch Chief

Re:	Responses to Comments on Chemical Financial Corporation’s Amendment No. 1 to Registration Statement on Form S-4 Filed May 17, 2016 File No. 333-210520

Dear Ms. Anagnosti:

This letter, along with Pre-Effective Amendment No. 2 to Form S-4 Registration Statement (“Amendment No. 2”) filed today with the Securities and Exchange Commission, provides Chemical Financial Corporation’s (“Chemical”) responses in reply to the Staff’s comment letter dated May 26, 2016 (the “Comment Letter”).

For your convenience, each of your comments in your Comment Letter is set forth below in italicized print immediately prior to Chemical’s response.

Form S-4 Registration Statement, Amendment No. 1

Comment #1:

We note your response and revised disclosure in response to comment 5. You state among other things, that part of the reason behind Talmer Strategic Initiatives Committee’s finding of no-conflict of interest in engaging KBW as Talmer’s financial advisor in connection with a merger with Chemical, was that the interactions “between KBW and Chemical regarding a potential merger between Talmer and Chemical had occurred with Talmer’s knowledge and approval.” In this regard, we note the following:

•	When KBW talked to Chemical in May 2014 about a merger with Talmer, you disclose that Talmer consented to it even though Talmer had not engaged KBW at that time;

•	While Talmer had retained KBW to serve as its financial advisor in anticipation of a potential merger with Institution E on June 17, 2015, KBW participated at a

Chemical Board meeting on July 21, 2015; the disclosure, however, does not address how a seeming support for a merger with Chemical influenced KBW’s advice to Talmer’s board in connection with a merger with Institution E; and

•	The formal engagement of KBW as Talmer’s financial advisor for a merger with Chemical took place in December 3, 2015, even though the merger discussions between Talmer and Chemical between the July 28, 2015 through December 2015 timeframe intensified, but disclosure does not address who was providing financial advice to Talmer during this period.

In light of the above, please revise your disclosure to provide more detail regarding the discussions held on November 17, 2015 between Talmer Strategic Incentives Committee and its board regarding the conflicts of interest analysis with respect to KBW and the terms of KBW’s engagement as Talmer’s financial advisor for a merger with Chemical.

Response:

The last paragraph beginning on page 48 of Amendment No. 1 to the Form S-4 has been revised in Amendment No. 2, as follows. See page 48 of Amendment No. 2.

On November 3, 2015, the Talmer Strategic Initiatives Committee held a meeting that was also attended by Messrs. Provost and Klaeser as well as KBW and Nelson Mullins. The committee members discussed KBW’s prior investment banking and financial advisory services for Chemical and Talmer, the fact that to date KBW had previously discussed the potential merger between Chemical and Talmer separately with and had provided information to both parties in order to facilitate their respective preliminary assessments of their respective interests in exploring the potential merger (including, without limitation, KBW’s discussions with Chemical in May 2014 and on July 21, 2015), and the fact that Chemical had retained Sandler O’Neill as its financial advisor with respect to a potential merger with Talmer. KBW confirmed for the committee, among other things, that it did not have at that time a current or prospective investment banking services engagement with Chemical. The Talmer Strategic Initiatives Committee discussed KBW’s prior relationships with Chemical, including the relationships described under the section entitled “Opinion of Talmer’s Financial Advisor in Connection with the Merger,” and determined that they did not impair the ability of KBW to continue to act as the financial advisor to Talmer. The Talmer Strategic Initiatives Committee concluded that, based on KBW’s extensive knowledge of both Talmer and the market with respect to community bank mergers and the committee’s confidence in KBW’s capabilities and professionalism based on Talmer’s previous experiences working with KBW (including in connection with Talmer’s discussions with Institution E notwithstanding Institution E’s decision not to make a merger consideration proposal), KBW was the best positioned investment bank to advise Talmer in connection with a potential merger with Chemical and approved the

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retention of KBW as Talmer’s financial advisor in connection with a potential merger with Chemical.

The first paragraph beginning on page 49 of Amendment No. 1 to the Form S-4 has been revised in Amendment No. 2, as follows. See page 49 of Amendment No. 2.

On November 17, 2015, the Talmer Board of Directors held a meeting that was also attended by Dennis Klaeser and Nelson Mullins. The Talmer Strategic Initiatives Committee and management discussed with the Board the Strategic Initiatives Committee's conflicts of interest analysis with respect to KBW, including with respect to the information reviewed by the Strategic Initiatives Committee on November 3, 2015, and the potential terms of KBW’s engagement. The Board discussed the ongoing due diligence process with Chemical. Also on November 17, 2015, Mr. Provost and Mr. Ramaker met and discussed certain aspects relating to a proposed strategic transaction, including corporate culture, operating structure, operating territory, conversion of data systems and the process of due diligence.

In addition, Talmer and Chemical supplementally note to the Staff the following in response to the first bullet point in Comment #1.

As noted on page 40 of Amendment No. 2, Talmer directors and executive officers have had discussions from time to time with many investment bankers and financial institutions in an effort to maintain knowledge of the relevant market for business combinations and to gauge the potential interest level and suitability of various financial institutions with respect to exploring a business combination with Talmer. As part of these efforts by Talmer to stay apprised of market developments and opportunities, as noted on page 42 of Amendment No. 2, in May 2014, with Talmer’s knowledge and approval, KBW discussed with Chemical’s Chairman, Chief Executive Officer and President, David B. Ramaker, a potential merger between Chemical and Talmer and offered to introduce Mr. Ramaker to Mr. Provost of Talmer. This was one of many exploratory discussions in which Talmer engaged or to which it consented. As noted on page 82 of Amendment No. 2, KBW served as the financial advisor to Talmer in connection with its acquisition of four banking subsidiaries of Capitol Bancorp Ltd. in January 2014, and KBW served as an underwriter in connection with the initial public offering of Talmer in February 2014. Given KBW’s relationship with Talmer, and consistent with common investment banking practice, KBW regularly discussed strategic opportunities with Talmer and was asked by Talmer to feel out various potential opportunities. This May of 2014 preliminary KBW discussion with Chemical was one part of those efforts. Chemical and Talmer believe that the May of 2014 discussion between KBW and Chemical was customary and appropriate, and also believe that it did not have particular relevance to the terms of the merger agreement that was agreed to in January of 2016.

Talmer and Chemical supplementally note to the Staff the following in response to the second bullet point in Comment #1.

As noted on page 45 of Amendment No. 2, on June 17, 2015, Talmer’s Board approved the retention of KBW to serve as Talmer’s financial advisor in anticipation of a potential merger

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with Institution E. As reflected on page 44 of Amendment No. 2, at that time Institution E was the only party that was engaged in significant due diligence with Talmer. However, as described on pages 43 through 46 of Amendment No. 2, Talmer was actively exploring alternatives and had not foreclosed any alternatives. For example:

•	As stated on page 44 of Amendment No. 2, on June 8, 2015, the Talmer Strategic Initiatives Committee received an update regarding discussions with Chemical and preliminary exploratory discussions with other financial institutions, and the Strategic Initiatives Committee instructed KBW to continue outreach efforts to Chemical and certain other institutions, in addition to Institution E.

•	As noted on pages 44 and 45 of Amendment No. 2, on June 17, 2015, the Talmer Board discussed Talmer’s outreach to other potentially interested merger partners.

•	As stated on page 45 of Amendment No. 2, on June 29, 2015, the Talmer Strategic Initiatives Committee discussed recent meetings between senior executives of Talmer and Chemical and a scheduled meeting with Institution C’s management team.

•	As stated on pages 45 and 46 of Amendment No. 2, during their July 14, 2015 meetings, the Talmer Strategic Initiatives Committee and the Talmer Board discussed possible advantages and disadvantages of strategic alternatives that might be available to Talmer, including continuing as a standalone entity, an acquisition of a bank with substantial size, a merger with a similarly-sized institution, including Chemical, or a merger with a significantly larger financial institution, and the Talmer Board did not make a determination that one of the noted alternatives was inherently superior or inferior, nor did the Board foreclose pursuing any of such alternatives.

Accordingly, when KBW attended a Chemical Board of Directors meeting regarding a strategic options review on July 21, 2015, KBW would have been acting contrary to the direction of the Talmer Strategic Initiative Committee if KBW had failed to include a potential merger with Talmer as an alternative for Chemical to consider. Rather, KBW’s presentation at Chemical’s July 21, 2015 Board meeting of a potential merger with Talmer as an alternative for Chemical to consider was in line with the direction provided by Talmer and furthered Talmer’s efforts to explore certain potential business combination alternatives. Also, as of July of 2015, neither Chemical nor Institution E had made a specific proposal for a merger with Talmer. Accordingly, and consistent with the disclosure in the Form S-4, as of July 2015, KBW did not support or advise against a merger with either such financial institution.

Talmer and Chemical supplementally note to the Staff the following in response to the third bullet point in Comment #1.

As reflected on pages 47 through 49 of Amendment No. 2, on October 26, 2015, KBW attended a meeting of the Talmer Strategic Initiatives Committee at which various aspects of a potential merger with Chemical were discussed. On October 28, 2015, the Talmer Board of Directors met to discuss the Chemical transaction and review the KBW materials previously provided to the Talmer Strategic Initiatives Committee on October 26, 2015. At this meeting, the Talmer Board of Directors discussed KBW's prior relationships with Chemical as well as expected terms of a

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new engagement letter, and the Talmer Board of Directors authorized the Talmer Strategic Initiatives Committee to further review conflicts of interest matters with KBW and negotiate the final engagement letter with KBW. Following this meeting, the Talmer Strategic Initiatives Committee's November 3, 2015 meeting and the Talmer Board of Directors’ November 17, 2015 meeting, the terms of KBW’s formal engagement to serve as Talmer’s financial advisor in anticipation of a potential merger with Chemical were approved by the Talmer Strategic Initiatives Committee on December 3, 2015. This approval occurred well before the parties negotiated the terms of a letter of intent on December 21, 2015 and December 22, 2015 and before the parties entered into a merger agreement on January 25, 2016.

Comment #2:

Please disclose the methods KBW utilized to ensure that proper confidentiality was retained and that there were no conflicts of interest when KBW and Chemical discussed a potential merger with Talmer, while being engaged by Talmer in connection with a potential merger with Institution E, and not by Chemical.

Response:

Talmer and Chemical supplementally advise the Staff that, as already disclosed in the S-4, the interactions between KBW and Chemical regarding a potential merger between Talmer and Chemical occurred with Talmer’s knowledge and approval. Talmer’s knowledge and approval was obtained by KBW in order for KBW to avoid disclosing to Chemical any information that Talmer did not wish KBW to disclose and to avoid any conflict of interest that would disqualify KBW from acting as Talmer’s financial advisor regarding a potential merger of Talmer with either Institution E or Chemical or any other party. KBW also refrained from disclosing to Chemical the fact that Talmer was in discussions with Institution E. Similarly, Chemical’s potential interest in a potential merger with Talmer was not disclosed to Institution E. In addition, in order to avoid a conflict of interest, at no point during the relevant period did KBW seek to be engaged by Chemical to provide financial advisory or other investment banking services to Chemical that was related to a potential merger between Talmer and Chemical. Also, as disclosed in the S-4, before Talmer elected to engage in negotiations with Chemical, KBW provided detailed information to Talmer regarding KBW’s prior relationships with Chemical. As further discussed in the response to comment # 1, Talmer concluded at the time and continues to believe that, rather than creating a conflict of interest, the interactions between KBW and Chemical regarding a potential merger between Talmer and Chemical, while KBW was engaged by Talmer in anticipation of a potential merger with Institution E, served the interests of Talmer both in terms of seeking to position Talmer to make a more informed decision in the event that Institution E had made a merger consideration proposal and in the event that a merger with Institution E did not occur. In light of the foregoing, the fact that Institution E ultimately determined not to submit any merger consideration proposal in July of 2015 and our belief that the material disclosure regarding KBW’s role is already contained in the S-4, we believe that additional disclosure in the S-4 regarding specific methods by which KBW managed client confidentiality and conflicts of interest would not be material to shareholders and could potentially confuse shareholders regarding the fact that KBW was acting in accordance with direction provided by Talmer.

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However, in response to the Staff’s comment with respect to confidentiality, the third paragraph page 44 of Amendment No. 1 to the Form S-4 filing has been revised in Amendment No. 2, as follows. See page 46 of Amendment No. 2.

On July 21, 2015, KBW attended a Chemical Board of Directors meeting regarding a strategic options review given KBW’s prior investment banking services engagements and familiarity with Chemical. At that time, KBW did not have any active investment banking services engagements with Chemical. KBW was requested to discuss the state of the banking industry, overview of the markets, various operating themes, historical review of mergers and acquisitions in the depository institution sector, Chemical’s current business model and the issues surrounding crossing $10 billion in total assets, a summary of strategic options that might be available to Chemical (including the status quo, various acquisitions, mergers and control sale) and the advantages and disadvantages of each category. With Talmer’s knowledge and approval, one of the numerous examples of potentially available options for Chemical discussed by KBW was a potential merger with Talmer, which was addressed during a brief portion of KBW’s discussion with the Chemical Board of Directors. KBW provided information regarding a potential merger with Talmer, including strategic rationale, transaction structure considerations and illustrative potential pro forma financial impacts of a hypothetical merger. After KBW left this meeting, the Chemical Board of Directors met in executive session and continued to discuss the various strategic options outlined above including a possible strategic transaction with Talmer. Given the confidential nature of Talmer’s exploratory discussions, KBW did not disclose to Chemical the fact that Talmer was in discussions with Institution E, and KBW did not disclose to Institution E Chemical’s potential interest in a potential merger with Talmer.

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Chemical’s management is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please feel free to contact the undersigned by phone at (989) 839-5358, by fax at (989) 633-0416, or by email at Lori.Gwizdala@ChemicalBankMI.com.

Sincerely,

Chemical Financial Corporation

/s/Lori A. Gwizdala

Lori A. Gwizdala

Executive Vice President and Chief Financial Officer

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